


VF 9-19-02

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02053283

[S]TATES
[EXCH]ANGE COMMISSION
[WASHINGTON,] D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____10/01/00____ AND ENDING ____09/30/01____
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Euromax Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    15063 Charlotte Avenue

                                 (No. and Street)

    San Jose, California   95124

      (City)   (State)   (Zip Code)

(stamp: RECD S.E.C. AUG 01 2002)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Augusto B. Navarro, Jr.   (408) 559-1043

                                                                 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Kinkade, Stephen Roy

                         (Name — *if individual, state last, first, middle name*)

    100 Palm Avenue, San Rafael, CA 94901

(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VF 9-19-02

OATH OR AFFIRMATION

I, _____Augusto B. Navarro_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Euromax Financial Services, Inc._____, as of _____September 30_____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

_____

_____

OFFICIAL SEAL
SHAUNA ATKINSON
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1260667
SANTA CLARA COUNTY
My Commission Exp. April 14, 2004

Signature

President
Title

Notary Public

STATE OF CALIFORNIA
COUNTY OF Santa Clara

SUBSCRIBED AND SWORN TO
BEFORE ME THIS 27th DAY
OF December, 2001 BY

Augusto B Navarro Jr.
Shauna Atkinson
NOTARY PUBLIC

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). Operations
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TOTAL P.04

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
—
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

I have audited the statement of financial condition of Euromax Financial Services, Inc. as of September 30, 2001, and the related statements of operations and changes in owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euromax Financial Services, Inc. as of September 30, 2001, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

December 28, 2001

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2001

ASSETS

Cash		$ 7,936
Concession receivable		1,241
Other receivable		75
Organization costs, less accumulated amortization of $23,679		1,246
TOTAL		$ 10,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$ 525
Stockholder's equity (Notes 1 and 3)		
Paid-in capital	$94,116	
Deficit	(84,143)	
Total stockholder's equity		9,973
TOTAL		$ 10,498

The accompanying notes are an integral part of this statement.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

REVENUE

Concession	$ 1,336

Total	1,336

EXPENSES

Professional services	3,000
Amortization of organization costs	4,985
Regulatory	2,333
Communications	310

Total	10,628

NET LOSS	$ (9,292)
	========

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2001

BALANCE, September 30, 2000	$ 19,265
Net loss	(9,292)

BALANCE, September 30, 2001	$ 9,973
	========

The accompanying notes are an integral part of these statements.

EUROMAX FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2001

Cash flows from operating activities:

Net loss		$(9,292)
Adjustments to reconcile net income to cash flows from operating activities:		
Items charged to operations not requiring cash: Amortization	$ 4,985	
Change in assets and liabilities:		
Decrease in accounts payable	(925)	
Increase in receivables	(1,316)	
Net adjustments		2,744
Net cash from operating activities		(6,548)

Cash flows from financing activities

Receipt of paid-in capital	-
Net increase in cash	(6,548)
Cash at September 30, 2000	14,484
Cash at September 30, 2001	$ 7,936

During the year ended September 30, 2001, $1,600 was paid for
California franchise taxes, and no cash was paid for interest.

The accompanying notes are an integral part of this statement.

1. Organization and Broker-Dealer Registration

        The Company was incorporated August 19, 1996, in the state
of California. The Company's primary business is the sale of
mutual funds. The Company became registered as a broker-dealer
with the Securities and Exchange Commission effective December 17,
1996. The Company was approved for membership in the National
Association of Securities Dealers effective December 15, 1997, and
became registered with the State of California on September 17,
1998.

2. Significant Accounting Policies

        The Company has maintains its general ledger on the cash
basis, but appropriate adjustments have been made to present these
financial statements on the accrual basis. Organization costs are
amortized over sixty months.

3. Net Capital Requirements

        Pursuant to Rule 15c3-1 of the Securities and Exchange
Commission, the Company is required to maintain both minimum net
capital, as defined, and a maximum "net capital ratio", as defined.
The values of these defined operating parameters may vary
materially from day to day. At September 30, 2001, the Company's
net capital was $7,411, which amount is $2,411 in excess of the
required net capital. The Company's ratio of aggregate
indebtedness to net capital may not exceed 15.00 to 1. At
September 30, 2001, the Company's net capital ratio was 0.07 to 1.

4. Taxes on Income

        The Company has elected to pay taxes on the cash basis of
accounting. Deferred taxes may arise due to timing differences
between the accrual and cash bases of accounting. The Company is
subject to a minimum annual California franchise tax of $800.

```
                    FOCUS REPORT - PART IIA      As of 09/30/01
                     Computation of Net Capital
    Firm Name:   Euromax Financial Services, Inc.    Firm ID:  042426
    ------------------------------------------------------------------
    1    Total ownership equity                                  9,973
    2    Deduct o/e not allowable for net capital
    3    Total o/e qualified for net capital                     9,973
    4    Add:
     A   Allowable subordinated liabilities
     B   Other deductions or credits
              Description                        Amount


                                                      ---------
    5    Total cap & allowable subloans                          9,973
    6    Deductions &/or charges
     A   Total non-allowable assets             2,562
     B   Secured demand note deficiency
     C   Cap chrgs for spot & commodity futures
     D   Other deduction &/or charges                          - 2,562
    7    Other additions &/or allowable credits
              Description                        Amount


                                                      ---------
    8    Net capital before haircuts                             7,411
    9    Haircuts on securities:
     A   Contractual commitments
     B   Subordinated debt
     C   Trading and investment sec:
      1  Exempted securities
      2  Debt securities
      3  Options
      4  Other securities
     D   Undue concentration
     E   Other
              Description                        Amount


                                                      ---------
    10   Net Capital                                             7,411
                                                      =========
```

FOCUS REPORT - PART IIA   As of 09/30/01
Computation Of Basic Net Capital Requirement
Firm Name: Euromax Financial Services, Inc.   Firm ID: 042426

11	Minimum net capital requirement:(based on Aggregate Indebtedness)	35
12	Minimum Dollar Requirement	5,000

13	Net Cap reqmt (greater of line 11 or 12)	5,000

14	Excess net capital	2,411
15	Exc net cap @ 1000% (net cap - 10% of AI)	7,358

Computation of Aggregate Indebtedness

16	Total AI liab from Balance Sheet	525
17	Add:	
A	Drafts for immediate credit	
B	Mkt val of sec borrowed where no equiv value is paid or credited	
C	Other unrecorded amounts	

               Description   Amount

19	Total Aggregate Indebtedness	525
20	Ratio of AI/NC:	0.07
21	Percentage of debt to debt equity	

EUROMAX FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
SEPTEMBER 30, 2001

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2001

Not applicable.

EUROMAX FINANCIAL SERVICES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2001

Per original filing	$ 7,936
Audit adjustments:	
To accrue additional accounts payable	(525)
Per this filing	$ 7,411

STEPHEN R. KINKADE
CERTIFIED PUBLIC ACCOUNTANT
100 PALM AVENUE
SAN RAFAEL, CALIFORNIA 94901
—
(415) 883-9350 TEL
(415) 883-9358 FAX

Report of Independent Public Accountant

Euromax Financial Services, Inc.:

In planning and performing my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, I did not make a study of any practices or procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisions, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (iii) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control procedures and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Euromax Financial Services, Inc. for the year ended September 30, 2001, and this report does not affect my report thereon dated December 28, 2001. Weaknesses noted include the following:

(1) The Company maintained its books and records, and filed its regulatory reports on the cash basis of accounting; the Company failed to maintain its books and records on the accrual basis of accounting. This failure resulted in inaccuracies in the Company's net capital computations, generally understating accrued liabilities and overstating net capital.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives, except as noted in item (1) above.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

December 28, 2001